[LMS LOGO OMITTED]
LMS MEDICAL SYSTEMS INC.

For Immediate Release

                 LMS CALM SHOULDER SCREEN SELECTED BY THE OB/GYN
                  PRACTICE GROUP OF THE JEWISH GENERAL HOSPITAL

MONTREAL, QUEBEC, SEPTEMBER 19, 2006 - LMS MEDICAL SYSTEMS (AMEX:LMZ; TSX:LMZ),
a healthcare technology company and developer of the CALMTM clinical information system and risk management software tools for obstetrics, today announced that the OB/GYN practice group of the Jewish General Hospital (JGH) in Montreal,
Quebec, will be expanding its use of LMS obstetrical risk management tools and implementing CALM Shoulder ScreenTM.

Obstetricians from the JGH practice group recognize the importance of identifying patients who are most at risk for shoulder dystocia before the emergency occurs. Complications due to shoulder dystocia include fracture of the clavicle, brachial plexus impairment, brain damage and sometimes death.

Shoulder dystocia occurs when the baby's shoulder gets stuck behind the mother's pubic bone during the delivery. Until recently, this complication was considered largely unpredictable and unpreventable - and thus responsible for some 7000 delivery complications across Canada in 2000(1). The JGH will be the first in the province of Quebec to implement this risk reduction program.

"Shoulder dystocia is among the scariest of obstetrical events to take place in labor and delivery," said Dr. Louise Miner, Director of Obstetrics at JGH.
"Finally having a method to assess which mother is at greatest risk for this condition and offering a cesarean section before the emergency occurs is the best way to serve our patients, their families and the labor and delivery team."

The implementation of CALM Shoulder Screen will complement their current use of the CALM Clinical Information System and the CALM CurveTM.

"The JGH OB/GYN practice group is building on solid teamwork between physicians, nurses and ultrasound experts to refine practice patterns and protocols optimizing patient safety," said Diane Cote, President and CEO of LMS. "The group's proactive stance to preventing risk once again demonstrates its leadership and commitment to quality care."

ABOUT THE JGH:
Since 1934, the Sir Mortimer B. Davis - Jewish General Hospital, a McGill
University teaching hospital, has provided "Care for All," serving patients from diverse religious, linguistic and cultural backgrounds in Montreal, throughout
Quebec and beyond. As one of the province's largest acute-care hospitals, the
JGH has achieved a reputation for excellence in key medical specialties by continually expanding and upgrading its facilities for clinical treatment and teaching, as well as research at the Lady Davis Institute for Medical Research.
For more, please visit http://www.jgh.ca.

ABOUT LMS:
LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during childbirth.

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(1)  CIHI Discharge Abstract Database & Canadian Morbidity Database, Fiscal
     98-2000

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company's filings with the United States Securities and Exchange
Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        FOR FURTHER INFORMATION ABOUT LMS MEDICAL SYSTEMS PLEASE CONTACT:

ANDREA MILLER, COMMUNICATIONS                      DAVID GORDON / GRANT HOWARD
LMS MEDICAL SYSTEMS INC.                           THE HOWARD GROUP INC.
Tel: (514) 488-3461 Ext. 222                       Toll Free: 1-888-221-0915
Fax: (514) 488-1880                                Info@howardgroupinc.com
investor@lmsmedical.com / www.lmsmedical.com       www.howardgroupinc.com

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